UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ENTERPRISE GP HOLDINGS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293716-10-6

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street

10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

February 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.		Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds
OO, BK

5.		Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

243,071
	8.	Shared Voting Power

76,859,657
	9.	Sole Dispositive Power

243,071
	10.	Shared Dispositive Power

76,859,657
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

77,102,728
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

86.8%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,726,273
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,726,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,726,273
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

4.2%
14.	Type of Reporting Person

OO

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

71,271,231
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

71,271,231
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,271,231,
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

80.2%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO Holdings, Inc.	20-2936507

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

71,271,231
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

71,271,231
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,271,231
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

80.2%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

73,133,384
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

73,133,384
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

73,133,384
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

82.2%
14.	Type of Reporting Person

CO

Item 1. Security and Issuer.

This Amendment No. 1 on Schedule 13D/A relates to the units (the “Units”) representing limited partner interests in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D filed by the Reporting Persons (defined below) with the Commission on September 9, 2005 (the “Original Schedule 13D”).

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

This Amendment No. 1 on Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), and EPCO, Inc., a Texas corporation (“EPCO”) to reflect the purchase of additional Units by affiliates of Dan L. Duncan. Dan Duncan, DD LLC, DFI, EPCO Holdings and EPCO are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in the General Partner. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in TEPPCO Partners, L.P., a publicly traded Delaware limited partnership and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including Enterprise Products Partners L.P. and its general partner, TEPPCO Partners, L.P. and its general partner and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO

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Holdings’ equity interests in the Issuer, in Enterprise Products Partners L.P. and in TEPPCO Partners, L.P. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Amendment No. 1 on Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by deleting paragraphs 3 and 4 of Item 3 in the Original Schedule 13D and replacing them in their entirety with the following:

The Duncan Family 2000 Trust (the “2000 Trust”) purchased 178,571 Units (the “Initial Trust Units”) from the Underwriters in the Offering at the initial public offering price of $28.00 per share. The 2000 Trust subsequently purchased (i) 35,700 Units on the open market in November 2005 at an average purchase price of $35.51 per Unit; (ii) 9,000 Units on the open market in December 2005 at an average purchase price of $36.00 per Unit; (iii) 10,000 Units on the open market in January 2006 at an average purchase price of $39.54 per Unit; and (iv) 9,800 Units on the open market in June 2006 at an average purchase price of $31.25 per Unit (these Units, together with the Initial Trust Units, the “Trust Units”). The source of the funds used to purchase the 243,071 Trust Units was cash on hand and borrowings under the 2000 Trust’s margin brokerage account with UBS Securities LLC.

EPCO has purchased a total of 151,600 Units as follows: (i) 55,400 Units on the open market in March 2006 at an average purchase price of $39.50 per Unit; (ii) 71,600 Units on the open market in June 2006 at an average purchase price of $33.33 per Unit; (iii) 14,000 Units on the open market in August 2006 at an average purchase price of $35.37 per Unit; (iv) 5,500 Units on the open market in November 2006 at an average purchase price of $35.29 per Unit; and (v) 5,100 Units on the open market in December 2006 at an average purchase price of $34.94 per Unit. The source of the funds used to purchase such Units was cash on hand and borrowings under EPCO’s margin brokerage account with Sanders Morris Harris. On January 2, 2007, EPCO transferred the 151,600 Units it purchased during 2006 to DFI and such Units are held in DFI’s account with Sanders Morris Harris.

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In connection with the Offering, EPCO formed EPE Unit L.P., a limited partnership established for the benefit of certain employees of EPCO. EPCO serves as the general partner of EPE Unit L.P. Concurrently with the closing of the Offering, EPCO Holdings entered into a new credit facility (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.4 hereto. At the closing of the Offering, EPCO Holdings borrowed $51 million under this facility and advanced $51 million to DFI. DFI then contributed the $51 million to EPE Unit L.P. as a capital contribution with respect to its Class A limited partner interest in EPE Unit L.P. EPE Unit L.P. used the $51 million to purchase 1,821,428 Units directly from the Issuer at the initial public offering price of $28.00 per share. The employees of EPCO participating in EPE Unit L.P. were admitted as Class B limited partners on August 23, 2005.

In December 2006, EPCO formed EPE Unit II, L.P. (together with EPE Unit L.P., the “Employee Partnerships”) to serve as an incentive arrangement for Dr. Ralph Cunningham, an employee of EPCO. EPCO serves as the general partner of EPE Unit II, L.P. DFI contributed $1.5 million to EPE Unit II as a capital contribution and was issued the Class A limited partner interest in EPE Unit II. EPE Unit II used these funds to purchase 40,725 Units (together with the 1,821,428 Units of EPE Unit L.P., the “Employee Partnership Units”) on the open market at an average price of $36.91 per unit in December 2006.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended by deleting paragraphs 4 and 5 in Item 4 of the Original Schedule 13D and replacing them in their entirety with the following:

The purpose of EPCO’s and the 2000 Trust’s acquisitions of Units was to hold such Units for investment purposes.

The purpose of the Employee Partnership’s purchase of the Employee Partnership Units was to hold such Employee Partnership Units for the benefit of certain employees of EPCO. Pursuant to the EPE Unit L.P. and EPE Unit II, L.P. partnership agreements and unless otherwise agreed to by the partners, the Employee Partnerships will terminate at the earlier of (x) August 23, 2010 or December 5, 2011, respectively, or (y) a change of control of the Issuer or the General Partner. Upon liquidation of the Employee Partnerships, Employee Partnership Units having a fair market value equal to DFI’s capital base will be distributed to DFI. Any remaining Employee Partnership Units will be distributed to the Class B limited partners. If the Employee Partnerships sell any Employee Partnership Units, the sale proceeds will be distributed to DFI and the Class B limited partners in the same manner as liquidating distributions; however, the Employee Partnerships do not intend to sell any of the Employee Partnership Units.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) DD LLC holds directly 3,726,273 Units, representing 4.2% of the outstanding Units representing limited partner interests in the Issuer. Dan Duncan is the sole member of DD LLC. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 3,726,273 Units held by DD LLC.

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Dan Duncan has the sole power to direct the voting and disposition of the 243,071 Units owned by the 2000 Trust, representing 0.3% of the outstanding Units representing limited partner interests in the Issuer. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 243,071 Trust Units.

DFI holds directly 71,271,231 Units, representing 80.2% of the outstanding Units representing limited partner interests in the Issuer. DFI is a wholly owned subsidiary of EPCO Holdings and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 71,271,231 Units held by DFI. EPCO is the general partner of the Employee Partnerships and therefore has voting and dispositive power over the 1,862,153 Employee Partnership Units, representing 2.1% of the outstanding Units representing limited partner interests in the Issuer. Therefore, EPCO has an indirect beneficial ownership interest in the 1,862,153 Employee Partnership Units. Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 73,133,384 Units beneficially owned by EPCO, representing 82.2% of the outstanding Units representing limited partner interests in the Issuer. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

(b) As set forth herein, Dan Duncan has shared voting and dispositive power over the 73,133,384 Units beneficially owned by EPCO and the 3,726,273 Units beneficially owned by DD LLC. Dan Duncan also has sole voting and dispositive power over the 243,071 Trust Units.

As set forth herein, DD LLC has shared voting and dispositive power over the 3,726,273 Units held by DD LLC.

As set forth herein, EPCO has shared voting and dispositive power over the 71,271,231 Units beneficially owned by DFI. EPCO also has shared voting and dispositive power over the 1,862,153 Employee Partnership Units.

As set forth herein, EPCO Holdings and DFI have shared voting and dispositive power over the 71,271,231 Units beneficially owned by DFI.

(c) Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by deleting paragraph 3 in Item 6 of the Original Schedule 13D and replacing it in its entirety with:

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The 243,071 Trust Units are held in the 2000 Trust’s margin brokerage account at UBS Securities, LLC.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1

Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.2

Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.3

Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.4

Credit Agreement, dated as of August 18, 2005, by and among EPCO Holdings, Inc., the lenders party thereto, Citicorp North America, Inc., as Bank Agent, Lehman Commercial Paper Inc., as Institutional Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by the Reporting Persons with the Commission on September 9, 2005).

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007	/s/ Dan L. Duncan Dan L. Duncan

Dated: February 15, 2007	DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

Dated: February 15, 2007	DUNCAN FAMILY INTERESTS, INC. By: /s/ Michael G. Morgan Michael G. Morgan President

Dated: February 15, 2007	EPCO, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

Dated: February 15, 2007	EPCO HOLDINGS, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

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APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

President and Chief Executive Officer of EPCO Holdings and Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

Dannine Duncan Avara	Vice President of Investment Division and Director

Gregory W. Watkins	Vice President, Corporate Risk

Scott D. Duncan	Vice President of Investment Division

W. Randall Fowler	Senior Vice President, Chief Financial Officer and Treasurer;

Senior Vice President and Treasurer of EPCO Holdings and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Milane Duncan Frantz	Vice President of Investment Division and Director

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

Robert M. Stark	Vice President; President of Transportation Division

Thomas M. Zulim	Senior Vice President;

Senior Vice President of Enterprise Products GP, LLC

Stephanie Hildebrandt	Assistant Secretary;

Vice President and Assistant Secretary of Enterprise Products GP, LLC and Assistant Secretary of EPE Holdings, LLC

William Soula	Assistant Secretary;

Assistant Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

W. Randall Fowler	Senior Vice President and Treasurer;

Senior Vice President, Chief Financial Officer and Treasurer of EPCO and EPE Holdings, LLC and Senior Vice President and Treasurer of Enterprise Products GP, LLC

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President – Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President – Client Services of CSC Services, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and Manager;

Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager;

President and Chief Executive Officer and Director of EPCO